Mail Stop 4561

August 6, 2009

Hyung-Cheol Kim
Chief Financial Officer
Webzen Inc.
Daelim Acrotel Building, 8th Floor
467-6 Dogok-dong, Kangnam-ku
Seoul, Korea 135-971

> **Re:** **Webzen Inc.**
> **Form 20-F For the Fiscal Year Ended December 31, 2008**
> **Filed June 29, 2009**
> **File No. 000-50476**

Dear Mr. Kim:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Fiscal Year Ended December 31, 2008

Item 3. Key Information

3.D. Risk Factors, page 4

1.   We note your disclosures on page 6 and 20 that you compete with online casual game and game portal companies such as NHN, which became your largest shareholder in September 2008. Please include a risk factor alerting investors that

a significant percentage of the shareholder voting power is held by a competitor of the company and that NHN Games controls the company's Board of Directors through voting arrangements. The risk factor should specifically address any risks, including conflicts of interest, associated with this change in control.

4.D. Property, Plant and Equipment, page 22

2.   We note your statement that you currently lease 56,009 square feet of space and that you do not own any factories or other manufacturing facilities. Please tell us how the leased space is used and whether you consider the lease to be material to your company. If so, please file the lease agreement as an exhibit to the Form 20-F pursuant to paragraph 4(b)(iv) to the Instructions as to Exhibits.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management, page 34

3.   Please disclose in this section that all but Mr. Hyung-Cheol Kim were selected as a result of the change in control that occurred in October 2008 whereby NHN Games took control of the company's management and replaced all of the members of the board of directors. Refer to Item 6.A.5 of Form 20-F.

6.C. Board Practices, page 35

4.   You state that your Audit Committee is currently comprised of the following three independent Directors: Chang Won Lee, Seung Han Ha and Hyuk-Yun Kim. According to the company's Form 6-K filed on March 27, 2009, you reported that Hwi Jun Sin was a member of the Audit Committee for a portion of the fiscal year ended December 31, 2008, and was replaced by Hyuk-Yun Kim on March 27, 2009 when Hwi Jun Sin resigned. Please disclose all of the directors who served on the board, and the committees on which they served, during the fiscal year ended December 31, 2008.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders, page 39

5.   It appears there was a significant change in the number of shares held by NHN Games during the past three years. Please provide the disclosure required by Item 7.A.1(b) and 7.A.3 of Form 20-F.

6.   Please disclose the number of record holders in the host country. See Item 7.A.2 of Form 20-F.

Item 7.B. Related Party Transactions, page 40

7.   Please expand your disclosure regarding the nature and extent of the related party transactions by discussing the purpose of the transaction, with respect to the contribution to Webzen China, and by disclosing the material terms of the NHN-related agreements. Regarding the stand-by letter of credit and payment guarantee relating to Webzen Taiwan and the loan agreement with Webzen America, please include the largest amount outstanding under each of the facilities as of the latest practicable date.

Item 10. Additional Information

Item 10.C. Material Contracts, page 48

8.   Please disclose the material terms of the contracts listed under this section, including any amount of consideration passing to or from the company or any member of the group.

Item 16. Reserved, page 60

General

9.   Please provide a concise summary of any significant ways in which your corporate governance practices differ from those followed by domestic companies under the listing standards of Nasdaq. Alternatively, include a cross-reference to the section titled "Difference between Nasdaq requirements and home country practices" on page 36. See Item 16G of Form 20F.

Item 16A. Audit Committee Financial Expert, page 60

10.   You state that Seung-Han Ha, the company's audit committee financial expert, is independent "as defined in Rule 10A-3" under the Exchange Act. Please clarify that your audit committee financial expert is independent as defined in the listing standards applicable to the company (i.e., Nasdaq). See paragraph (a)(2) of Item 16A of Form 20-F.

Item 16B. Code of Ethics, page 61

11.   You state that you have "adopted a code of ethics that applies to all employees as well as each member of [y]our board of Directors." Please confirm, if true, that the code of ethics applies specifically to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Also confirm that in future filings you will provide

disclosure specifically addressing whether the code of ethics applies to the persons specified in paragraph (a) of Item 16B.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Research and development expenses, pages F-13 and F-14

12.   We note your statement that "advance payments made by the Company will be used to offset against the future royalty payments," which suggests that these payments are deferred. You then disclose the amounts paid in each of the years presented and state that "these payments were expensed and recorded as a research and development expense in the consolidated statements of operations." Please explain how these advance payments are treated for purposes of balance sheet presentation and periodic expense recognition.

13.   We note that as a result of your April 2008 termination agreement with RTW, you have recorded offsets to research and development expense at December 31, 2008, including an offset that resulted in a receivable of $7.0 million. With regard to the receivable, our understanding is that this amount was collected subsequent to the balance sheet date. Please tell us how you considered the guidance in paragraph 17 of SFAS 5 in determining to record this gain as of December 31, 2008. Further, please explain how you determined that the amounts received in the termination agreement should be classified as offsets to research and development expense.

14.   Refer to the last paragraph of this section and explain why you have included research and development costs in cost of revenues.

Item 19. Exhibits

15.   We note your disclosure that Webzen Taiwan was your only significant wholly-owned subsidiary as of December 31, 2008. Please include as an exhibit all of the information required pursuant to Instruction 8 to the Exhibits of Form 20-F. Note that the information should be provided in an exhibit to the Form 20-F rather than as a cross-reference to the disclosure in the filing.

16.   Please file the following agreements with NHN Games and its affiliates or tell us why you believe the agreements are not required to be filed as exhibits to the Form 20-F. We note your disclosure that some of these agreements were entered into in the ordinary course of business. However, agreements to which security holders

named in the filing are parties are required to be filed pursuant to Instruction 4(b)(i)
to the Exhibits of Form 20-F, even if made in the ordinary course of business.

- Channeling agreement with NHN Corp. entered into in March 2009
- Service Agreement with NHN Games entered into in April 2009
- Lease Agreement with nPluto Co., Ltd, an affiliate of NHN Corp., entered into in April 2009
- Three-year exclusive license with NHN USA Inc. entered into in May 2009 to distribute Soul of the Ultimate Nation
- Outsourcing Agreement with NHN Games entered into in June 2009
- Three-year license agreement with NHN USA Inc. entered into in May 2008 for the distribution of Huxley in North America and Europe

17. Please file any voting trust agreements in accordance with Instruction 3 to the
Exhibits of Form 20-F. In this regard, we note your disclosure on page 14 that
certain individuals have an arrangement with NHN Games to engage in good faith
discussions before NHN Games exercises any voting rights of the common stock
and that voting rights will be exercised together in the same direction in accordance
with these discussions.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief